CONSUMER MARKETING CORPORATION
                         Suite 104, 1456 St. Paul Street
                    Kelowna, British Columbia, Canada V1Y 2E6



                                  May 10, 2001





VIA FACSIMILE (202) 942-9516 & EDGAR


U.S. Securities and Exchange Commission
Chief Office of Small Business Division
450 Fifth Street,
N.W. Judiciary Plaza
Washington, DC 20549
Attn: John Reynolds, Esq.

         Re:      Consumer Marketing Corp.
                  Registration Statement on Form SB-2
                  File No. 333-37200
                  Filed May 17, 2000
                  Application for Withdrawal of Registration Statement SB-2

Dear Mr. Reynolds:

         Pursuant to Rule 477(a) of Regulation C, promulgated under the Securities Act of 1933, as amended, Consumer Marketing Corp. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits and amendments thereto, Commission File No. 333-37200 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on May 17, 2000 and amended on July 28, 2000, August 30, 2000, November 1, 2000 and January 24, 2001. The Registrant requests withdrawal of the Registration Statement because, due to current market conditions, it does not intend to conduct the offering of shares of its common stock contemplated in the Registration Statement at this time. No shares of the common stock of the Registrant have been or will be issued or sold under the Registration Statement. Accordingly, the Registrant further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement.

May 10, 2001
Page 2


         If you have any questions regarding the foregoing application for withdrawal, please contact Antoine M. Devine of Foley & Lardner, legal counsel to the Registrant in connection with the Registration Statement, at (415) 438-6456.

                                     Very truly yours,

                                     /s/ Devinder Randhawa

                                     Devinder Randhawa
                                      President


cc:      Mr. Antoine M. Devine, Esq.
         Foley & Lardner
         One Maritime Plaza, Sixth Floor
         San Francisco, CA 94111-3404